SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

CNPJ 76.483.817/0001-20 – NIRE 41300036535 – Registro CVM 1431-1

B3 (CPLE3, CPLE5, CPLE6)

NYSE (ELP, ELPC)

LATIBEX (XCOP, XCOPO)

Operational Efficiency Targets

COPEL (“Company”) hereby informs its shareholders and the market in general that it will present certain targets during Copel Day 2024, to be held on this date starting at 10 a.m. (“Copel Day”), pursuant to the invitation disclosed in a Notice to the Market on October 29, 2024.

The goals in question have already been included in a presentation for Copel Day 2024 made available on the Company's Investor Relations website (access here) and the most relevant ones can be found on the following pages of the document:

- PMSO, p.16;

- Investment in Transmission Line Reinforcements and Improvements, p. 65; and

- Regulatory Remuneration Base (BRR), p. 72.

It should be clarified that these targets should not be interpreted as guarantees or promises of performance, as they are subject to risks and uncertainties associated with the economic, regulatory and competitive conditions of the markets in which the company operates, as well as the assertiveness of its strategic and operational decisions.

Curitiba, November 26, 2024.

Felipe Gutterres

Vice-President of Finance and Investor Relations

For further information, please contact the Investor Relations team:

ri@copel.com or +55 (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 26, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.